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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                 PRESS RELEASE ISSUED ON NOVEMBER 26, 2001
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
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                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
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                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F / /                                           Form 40-F /X/


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes / /                                No /X/


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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.       Press Release dated November 26, 2001 and attached report (#33/01)


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NOVEMBER 26, 2001

FOR IMMEDIATE RELEASE                                               PAGE 1 OF 2



                   QUEBECOR WORLD ACQUIRES SPECIAL WARRANTS OF
                    Q/MEDIA ON REDEMPTION OF PREFERRED SHARES

MONTREAL - Quebecor World Inc. today announced that Q/Media Services Corporation has redeemed 25,697,441 series A cumulative redeemable preferred shares of Q/Media owned by Quebecor World. The redemption price was paid in special warrants of Q/Media having an aggregate face value of CDN$14,509,307. The special warrants can be converted into common shares of Q/Media.

The preferred shares of Q/Media were issued to a subsidiary of Quebecor World in 2000 upon conversion of a note and special warrants that were issued as partial consideration for the sale by Quebecor World of its North American CD replicating and fulfillment facilities to Vancouver-based Q/Media.

All or a portion of the special warrants may be redeemed for cash at the option of Q/Media at any time prior to December 31, 2004. However, any redemption on or before December 31, 2003 may only occur with the prior written consent of Quebecor World.

If none of the special warrants are redeemed before December 31, 2004, the special warrants will be automatically converted into 6,452,011 common shares of Q/Media, which represents 6,174,173 common shares issued at a conversion price of CDN$2.35 in relation to the par value of the special warrants plus an additional 277,838 common shares issued to pay dividends that will accrue during 2004 at the rate of 4.5% on the par value of the special warrants. Quebecor World presently owns 2,078,292 common shares of Q/Media, which represent 19.99% of the outstanding common shares of Q/Media. Following a conversion of all of the special warrants, the 6,452,011 common shares would represent 38.3% of the voting common shares of Q/Media and Quebecor World would own, in the aggregate, 50.64% of the voting common shares of Q/Media or approximately one third of Q/Media's voting common shares on a fully diluted basis. If some of the special warrants have been redeemed before December 31, 2004, the number of underlying common shares received on automatic conversion would be adjusted accordingly based on a conversion price of CDN$2.35.

All or a portion of the special warrants may be converted into common shares at the option of Q/Media at any time after January 1, 2004. Any conversion of the special warrants into common shares prior to that date may only occur with the prior written consent of Quebecor World. In either case, the special warrants will be converted into common shares of Q/Media at a conversion price of CDN$2.35 and any accrued but unpaid dividends on the special warrants will be paid in common shares of Q/Media at the same conversion price. The special warrants can be transferred with the consent of Q/Media. However, no consent is required for a transfer to affiliates of Quebecor World.

Aside from the common shares of Q/Media that would be issued upon any conversion of the special warrants, Quebecor World has no current intention to acquire additional common shares or other securities of Q/Media.


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                                                                     PAGE 2 OF 2

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Columbia, Mexico and India.

A copy of the corresponding report filed in respect of this news release with certain provincial securities commissions may be obtained from Tony Ross who can be contacted at (514) 877-5317 or (800) 567-7070.

                                     - 30 -



FOR FURTHER INFORMATION, PLEASE CONTACT:

Claire Lanctot
Vice-President, Business Development
Quebecor World Inc.
612 Saint Jacques
Montreal, Quebec
H3C 4M8
(514) 877-5191
(800) 567-7070

Tony Ross
Director, Corporate Communications
Quebecor World Inc.
612 Saint Jacques
Montreal, Quebec
H3C 4M8
(514) 877-5317
(800) 567-7070

Jeremy P. Roberts
Director, Corporate Finance and Investor Relations
Quebecor World Inc.
612 Saint Jacques
Montreal, Quebec
H3C 4M8
(514) 877-5118
(800) 567-7070


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REPORT

This report is made pursuant to subsection 111(1) of the SECURITIES ACT (British Columbia), subsection 141(1) of the SECURITIES ACT (Alberta) and subsection 101(1) of the SECURITIES ACT (Ontario) (collectively, the "Legislation").

1.   NAME AND ADDRESS OF OFFEROR MAKING THE REPORT:

     Quebecor World Inc. ("Quebecor World")
     612 Saint Jacques
     Montreal, Quebec H3C 4M8

2. NUMBER OF SECURITIES OVER WHICH THE OFFEROR AND EVERY PERSON OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR HAS ACQUIRED OWNERSHIP OR CONTROL OR DIRECTION AS A RESULT OF THE TRANSACTION OR OCCURRENCE GIVING RISE TO THE REPORT:

     Quebecor World hereby reports that Q/Media Services Corporation ("Q/Media") has redeemed 25,697,441 series A cumulative redeemable preferred shares of Q/Media owned by Quebecor World (the "Preferred Shares"). The redemption price was paid in special warrants of Q/Media having an aggregate face value of CDN$14,509,307 (the "Special Warrants"). The Special Warrants can be converted into common shares of Q/Media in the circumstances described below. The transaction was the subject of a news release issued by Quebecor World, a copy of which is attached hereto.

     The Preferred Shares were issued to a subsidiary of Quebecor World in 2000 upon conversion of a note and special warrants that were issued as partial consideration for the sale by Quebecor World of its North American CD replicating and fulfillment facilities to Vancouver-based Q/Media (the "Sale").

     All or a portion of the Special Warrants may be redeemed for cash at the option of Q/Media at any time prior to December 31, 2004. However, any redemption on or before December 31, 2003 may only occur with the prior written consent of Quebecor World.

     If none of the Special Warrants are redeemed before December 31, 2004, the Special Warrants will be automatically converted into 6,452,011 common shares of Q/Media, which represents 6,174,173 common shares issued at a conversion price of CDN$2.35 in relation to the par value of the Special Warrants plus an additional 277,838 common shares issued to pay dividends that will accrue during 2004 at the rate of 4.5% on the par value of the Special Warrants. Quebecor World presently owns 2,078,292 common shares of Q/Media, which represent 19.99% of the outstanding common shares of Q/Media. Following a conversion of all of the special warrants, the 6,452,011 common shares would represent 38.3% of the voting common shares of Q/Media and Quebecor World would own, in the aggregate, 50.64% of the voting common shares of Q/Media, or approximately one third of Q/Media's voting common shares on a fully diluted basis. If some of the Special Warrants have been redeemed before December 31, 2004, the number of underlying common shares received on automatic conversion would be adjusted accordingly based on a conversion price of CDN$2.35.

     All or a portion of the Special Warrants may be converted into common shares at the option of Q/Media at any time after January 1, 2004. Any conversion of the Special


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                                      - 2 -

     Warrants to common shares prior to that date may only occur with the prior written consent of Quebecor World. In either case, the Special Warrants will be converted into common shares of Q/Media at a conversion price of CDN$2.35 and any accrued but unpaid dividends on the Special Warrants will be paid in common shares of Q/Media at the same conversion price. The Special Warrants can be transferred with the consent of Q/Media. However, no consent is required for a transfer to affiliates of Quebecor World.

3. NUMBER OF SECURITIES HELD BY OR OVER WHICH THE OFFEROR AND EVERY PERSON OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR EXERCISED CONTROL OR DIRECTION AFTER THE TRANSACTIONS OR OCCURRENCES GIVING RISE TO THE REPORT:

     As noted above, Quebecor World now owns the Special Warrants and up to 6,452,011 common shares of Q/Media could be issued upon conversion of the Special Warrants. Quebecor World presently owns 2,078,292 common shares of Q/Media, which represents 19.99% of the outstanding common shares of Q/Media. Following a conversion of all of the Special Warrants, the 6,452,011 common shares would represent 38.3% of the voting common shares of Q/Media and Quebecor World Inc. would own, in the aggregate, 50.64% of the voting common shares of Q/Media.

4.   MARKET WHERE THE TRANSACTION OR OCCURRENCE TOOK PLACE:

     The Special Warrants were acquired from Q/Media on a private placement basis pursuant to exemptions from the prospectus and registration requirements under applicable securities legislation.

5. THE PURPOSE OF THE OFFEROR AND ANY PERSON OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR IN EFFECTING THE TRANSACTION, INCLUDING ANY FUTURE INTENTION TO INCREASE THE BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION OF THE OFFEROR AND ANY PERSON OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR OVER SECURITIES OF THE OFFEREE ISSUER:

     As noted above, the Preferred Shares were issued to a subsidiary of Quebecor World in 2000 upon conversion of a note and special warrants that were issued as partial consideration for the Sale. The Preferred Shares were redeemed by Q/Media in accordance with the articles and memorandum of Q/Media. The redemption price was paid in Special Warrants.

     Aside from the common shares of Q/Media that would be issued upon any conversion of the Special Warrants, Quebecor World has no current intention to acquire additional common shares or other securities of Q/Media. Quebecor World may from time to time increase or decrease its shareholdings in Q/Media by acquiring or selling securities of Q/Media in accordance with applicable law.

6. WHERE APPLICABLE A DESCRIPTION OF ANY CHANGE IN ANY MATERIAL FACT SET OUT IN A PREVIOUS REPORT FILED UNDER THE LEGISLATION:

     Reference is made to a previous report of the offeror dated November 7, 2000. As a result of the redemption of the Preferred Shares, Quebecor World no longer owns any Preferred Shares, but now owns the Special Warrants. Quebecor World presently directly owns 2,078,292 common shares of Q/Media.


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                                      - 3 -

7.   NAME OF ANY PERSONS OR COMPANIES ACTING JOINTLY OR IN CONCERT WITH THE
     OFFEROR:

     Not applicable.

DATED at Montreal, Quebec, this 26th day of November, 2001.


                                      QUEBECOR WORLD INC.



                                     By: /s/ Christian Paupe
                                         --------------------------------------
                                         Christian Paupe
                                         Chief Administrative Officer,
                                         Executive Vice President and
                                         Chief Financial Officer


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           QUEBECOR WORLD INC.



                           By:    /s/ Marie D. Hlavaty
                                  -------------------------------------------
                           Name:  Marie D. Hlavaty
                           Title: Vice President, General Counsel & Secretary



Date: November 26, 2001